August 12, 2019

Clive Richardson
Interim Chief Executive Officer
Akari Therapeutics, Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

       Re: Akari Therapeutics, Plc
           Registration Statement on Form F-1
           Filed August 6, 2019
           File No. 333-233048

Dear Mr. Richardson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Gary Emmanuel, Esq.